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CLIENT/MATTER NUMBER

128264-0104

May 23, 2023

Ms. Jessica Ansart

Office of Industrial Applications and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	MedTech Acquisition Corp

Amendment No. 2 to Registration Statement on Form S-4

Filed April 21, 2023

File No. 333-269138

Dear Ms. Ansart:

On behalf of our client, MedTech Acquisition Corporation (the “Company” or “MTAC”), set forth below are the responses of the Company to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated May 3, 2023, with respect to the above-referenced filing. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the comment letter, and following such comments are the responses of the Company (in regular type). Concurrently herewith, the Company is filing Amendment No. 3 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) that reflect the responses to your comments. In addition, we are delivering to the Staff clean and marked courtesy copies of the Amended Registration Statement. Capitalized terms used but not defined in this letter have the meanings given to such terms in the Amended Registration Statement. References to page numbers in this letter are to page numbers in the Amended Registration Statement.

Amendment No. 2 to Form S-4 Filed on April 21, 2023

TriSalus’ Business

MD Anderson Cancer Center, page 224

1.	We note your response to comment 8 and your revised disclosure stating that you will pay $10.0 million to MD Anderson Cancer Center in collaboration funding under the agreement and that you have already paid $4 million. Please revise your disclosure to clarify when and on what basis future payments will be made. For example, clarify whether payments will be made in accordance with the achievement of certain milestones or on specific timelines.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 224-225 of the Amended Registration Statement.

AUSTIN Boston CHICAGO dallas DENVER	DETROIT houston JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO Salt Lake City SAN DIEGO SAN FRANCISCO SILICON VALLEY	tallahassee TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

U.S. Securities and Exchange Commission

May 23, 2023

Intellectual Property, page 233

2.	We note your response to comment 11. Please revise your disclosure here to clarify when will be "the expiration of the last-to-expire claim of an issued and unexpired patent relating to SD-101 that claims such product (or compound contained therein) or the manufacture or use thereof in the applicable country of sale."

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 233-237 of the Amended Registration Statement.

3.	We note your response to comment 10 and your revised disclosure here stating that "[a]ll of TriSalus' granted US and foreign patents that relate to composition of matter for SD-101 will expire in December 2023." Please revise your disclosure to clearly state the number of patents with respect to SD-101 that have expiration dates past December 2023 and the type of patent protection, expiration dates and jurisdiction of each. Additionally, provide expiration dates for your jointly-owned patents. You also state that "[a]ny patents issuing from the pending patent applications (or in the case of priority applications, if issued from future non-provisional applications that we file) are expected to expire between 2023 and 2043." Please revise to state how many patents would have expiration dates past 2023, the type of patent protection, expected expiration dates and jurisdiction of each. Finally, ensure expiration dates are provided for all granted patents, including with respect to TriNav, PEDD and PVRI.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 233-237 of the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 266

4.

With reference to Note (A), Note (B) and Note (G), please expand and reconcile the pro forma adjustment such as preferred shares issued, additional paid in capital recorded and all other related adjustments to the issuance of Series B-2 and Series B-3 preferred shares. We note your disclosures on page 263 related to Other Financing and Related events.

 Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 276-278 of the Amended Registration Statement. The Company respectfully advises the Staff that adjustments (A) and (B) that were included in Amendment No. 2 to Registration Statement on Form S-4 have been removed in the Amended Registration Statement as these adjustments are now reflected in the historical TriSalus balances presented in the unaudited pro forma condensed combined financial statements in the Amended Registration Statement, and that adjustment (G) in Amendment No. 2 to Registration Statement on Form S-4 is now reflected in adjustment (E) in the Amended Registration Statement.

U.S. Securities and Exchange Commission

May 23, 2023

Exhibits

5.	It appears certain exhibits have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K, not just Item 601(a)(5) of Regulation S-K as currently stated on the exhibit index. Please mark the exhibit index to indicate that portions of certain specified exhibits have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages II-3-II-7 of the Amended Registration Statement.

* * *

If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (813) 225-5441.

Very truly yours,

/s/ Kevin M. Shuler, Esq.

Kevin M. Shuler, Esq.
Foley & Lardner LLP

cc:	Christopher Dewey, MedTech Acquisition Corporation

Robert Weiss, MedTech Acquisition Corporation